Exhibit 99.1

VisionChina Media Announces the Ruling by Grand Court of Cayman Islands

BEIJING, July 20, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today announced ruling by the Grand Court of Cayman Islands (the "Cayman Islands Ruling"), concerning the Company's breach of the Settlement Agreement (the "Settlement Agreement") dated April 30, 2014 with Oak Investment Partners XII, Limited Partnership, Gobi Partners, Inc. n/k/a Gobi Ventures, Inc., Gobi Fund, Inc. and Gobi Fund II, L.P. (collectively, the "Plaintiffs"). The Cayman Islands Ruling orders VisionChina Media to pay the Plaintiffs a) approximately $59.4 million (the "Judgment Amount"), b) interest at the rate of 9% per annum calculated from November 16, 2010 as to $30 million and from November 16, 2011 as to the remaining portion of the Judgment Amount, until such Judgment Amount is paid in full and c) costs on the indemnity basis to be taxed if not agreed.

The Company acquired Digital Media Group Company Limited (the "Acquisition") from the Plaintiffs in November 2009 and entered into the Settlement Agreement with the Plaintiffs in April 2014 to settle all litigations arising from the Acquisition. Pursuant to terms of the settlement agreement, VisionChina Media agreed to pay the Plaintiffs an aggregate amount of US$70 million, including US$12 million in cash and US$58 million in six-year term convertible promissory notes issued by VisionChina Media, in addition to certain other consideration to satisfy a prior judgment of approximately US$71.8 million.

The Company seeks to enter into a new settlement agreement with the Plaintiffs to satisfy the Cayman Islands Ruling. The parties are currently in discussions regarding such settlement agreement.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media's advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name "VIFI," with approximately 10 million registered users.

For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:

The Piacente Group, Inc.
Mr. Don Markley
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com